Exhibit 1

IDENTITY OF MEMBERS OF GROUP

Alcantara LLC, a Delaware limited liability company, is the holder of 1,961,668 shares of class B common stock of MicroStrategy Incorporated (“Class B Common Stock”) as of December 31, 2020. Shares of Class B Common Stock are convertible at any time at the option of the holder into shares of class A common stock of MicroStrategy Incorporated (“Class A Common Stock”) on a one-for-one basis. Michael J. Saylor is the sole member of Alcantara LLC. Accordingly, Mr. Saylor is the beneficial owner of the foregoing shares of Class B Common Stock held by Alcantara LLC.